

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 29, 2018

Douglas Sharp
Chief Financial Officer
Insperity, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339

      Re: Insperity, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2017
          Form 10-Q for the Fiscal Quarter Ended March 31, 2018
          Filed April 30, 2018
          File No. 001-13998

Dear Mr. Sharp:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Division of Corporation Finance
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